Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2008

(in thousands)

Net income from continuing operations	$222,233
Less: equity income from investees	1,419
Plus: distributed income of equity investees	1,228
Income taxes	139,770
Fixed charges (including securitization certificates)	109,031
Total	$470,843

Interest expense (1)	$102,005
Interest component of rentals (estimated as one-third of rental expense)	7,026
Total	$109,031

Ratio of earnings to fixed charges	4.32

(1)  Interest income, net recorded under FIN 48 is excluded from interest expense for purposes of this ratio.

Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended June 30, 2008

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$222,233
Less: equity income from investees	1,419
Plus: distributed income of equity investees	1,228
Income taxes	139,770
Fixed charges (including securitization certificates)	109,031
Total	$470,843

Interest expense (1)	$102,005
Interest component of rentals (estimated as one-third of rental expense)	7,026
Subtotal	109,031
Preferred stock dividend requirements	3,193
Total	$112,224

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.20

(1)  Interest income, net recorded under FIN 48 is excluded from interest expense for purposes of this ratio.